UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  ___)*

Power-One, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
739308104
(CUSIP Number)
Ajay Shah
SLTA Sumeru (GP), L.L.C.
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
(650) 233-8120
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 8, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS Silver Lake Sumeru Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		21,846,306

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,081,481

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	44,081,481

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	33.3%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS Silver Lake Technology Investors Sumeru, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		362,962

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		362,962

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	362,962

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS Silver Lake Technology Associates Sumeru, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		21,846,306*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,444,443*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,444,443*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.6%

14	TYPE OF REPORTING PERSON

PN
*The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	739308104

1	NAMES OF REPORTING PERSONS SLTA Sumeru (GP), L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		21,846,306*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,444,443*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,444,443*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.6%

14	TYPE OF REPORTING PERSON

OO
*The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	739308104
Item 1 Security and Issuer.
This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Power-One, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 740 Calle Plano, Camarillo, California 93012.
Item 2 Identity and Background.
This Schedule 13D is filed jointly by (i) Silver Lake Sumeru Fund, L.P. (“SLSF”), which is a Delaware limited partnership, (ii) Silver Lake Technology Investors Sumeru, L.P. (“SLTI,” and, together with SLSF, the “Investors”), which is a Delaware limited partnership, (iii) Silver Lake Technology Associates Sumeru, L.P. (“SLT LP”), which is a Delaware limited partnership and (iv) SLTA Sumeru (GP), L.L.C. (“SLTA”), which is a Delaware limited liability company (all of the foregoing, the “Reporting Persons”). The principal office of each of the Reporting Persons is 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.
The principal business of SLSF is to invest in securities.
The principal business of SLTI is to invest in securities.
The principal business of SLT LP is to serve as a general partner of SLSF and SLTI and to manage investments in companies through other partnerships and limited liability companies.
The principal business of SLTA is to serve as a general partner of SLT LP and to manage investments in companies through other partnerships and limited liability companies.
The members of the investment committee of SLTA are John Brennan, Glenn Hutchins, Paul Mercadante, Hollie Moore, David Roux, Kyle Ryland and Ajay Shah (collectively, the “Committee Members”). Each of the Committee Members is a United States citizen. The present principal occupation of each of the Committee Members is serving as managing directors of the Silver Lake organization. The principal office of each of the Committee Members, other than Glenn Hutchins, is located at 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025. The principal office of Glenn Hutchins is located at 9 West 57th Street, 25th Floor, New York, New York 10019.

CUSIP No.	739308104
None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3 Source and Amount of Funds or Other Consideration.
The aggregate funds used in connection with the purchase (the “Closing”) of the Securities (as defined in Item 4) were $60,000,000. These funds were provided from capital contributions of the partners of the Investors.
Item 4 Purpose of Transaction.
Securities Purchase Agreement
On April 23, 2009, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Investors, pursuant to which on May 8, 2009, (i) SLSF purchased for an aggregate of $59,510,000 from the Issuer (x) 23,432 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), (y) $36,078,000 aggregate principal amount of the Issuer’s 6.0%/8.0%/10.0% Convertible Senior Notes due 2019 (the “Notes”) and (z) warrants (the “Warrants”) exercisable for 8,628,941 shares of Common Stock and (ii) SLTI purchased for an aggregate of $490,000 from the Issuer (x) 193 shares of Series A Preferred Stock, (y) $297,000 aggregate principal amount of the Notes and (z) Warrants exercisable for 71,059 shares of Common Stock. The Series A Preferred Stock, the Notes and the Warrants collectively purchased by the Investors are referred to as the “Securities”.
Pursuant to the terms of the Securities Purchase Agreement, so long as the Preferred Director Entitlement (as defined below) is greater than zero, SLSF has the right to nominate, designate or appoint, as applicable, a number of Preferred Directors (as defined in Item 6) equal to the Preferred Director Entitlement. In addition, so long as the Nomination Representation Entitlement (as defined below) is greater than zero and the Investors beneficially own 7.5% or more of the Common Stock on an as-converted basis (without giving effect to the number of shares of Common Stock issuable upon exercise of the Warrants), SLSF has the right to nominate, designate or appoint, as applicable, a number of directors (each, a “Nominated Director”) equal to the Nomination Representation Entitlement; however, in the event that SLSF is entitled to nominate, designate or appoint, as applicable, a Nominated Director resulting from the application of clause (a)(2) of the definition of “Nomination Representation Entitlement” below, such director cannot be affiliated with the Investors or their affiliates (an “Independent Director”). Notwithstanding the foregoing description, SLSF is not entitled to nominate, designate or appoint, as applicable, an Independent Director until the earlier of a vacancy on the board of directors of the Issuer (the “Board”) and the Issuer’s 2010 annual meeting of the stockholders.

CUSIP No.	739308104
The “Nomination Representation Entitlement” is a number (rounded up to the nearest whole number) equal to (a) the sum of (1) (x) the number of directors on the Board multiplied by (y) the lesser of (i) 20.0% and (ii) the percentage of the aggregate amount of Common Stock beneficially owned by the Investors on an as-converted basis (without giving effect to the number of shares of Common Stock issuable upon exercise of the Warrants), plus (2) so long as the number (rounded up to the nearest whole number) equal to the number of directors on the Board multiplied by the percentage of the aggregate amount of Common Stock beneficially owned by the Investors on an as-converted basis (without giving effect to the number of shares of Common Stock issuable upon exercise of the Warrants) is greater than the number obtain in clause (1), one, minus (b) the Preferred Director Entitlement.
The “Preferred Director Entitlement” is a number (rounded up to the nearest whole number) equal to (1) the number of directors on the Board multiplied by (2) the lesser of (i) 20.0% and (ii) the percentage of the aggregate amount of Common Stock outstanding beneficially owned by the Investors on an as-converted basis (without giving effect to the number of shares of Common Stock issuable upon exercise of the Warrants).
The Issuer agreed in the Securities Purchase Agreement that so long as the Investors beneficially own at least 15% of the outstanding shares of Common Stock on an as-converted basis then outstanding, the Issuer and its subsidiaries will not take any of the following actions without the prior written consent of the Investors: (1) subject to certain exceptions, enter into a contract with an affiliate that is not on an arm’s length basis, (2) purchase or acquire any business, division, product line or capital stock, indebtedness or other securities of any person for aggregate consideration, including the purchase price and any assumed indebtedness, in excess of the greater of $25 million and 5% of the Issuer’s consolidated net sales during the four fiscal quarters prior to such action, (3) subject to certain exceptions, sell, transfer or dispose of (i) any of the Issuer’s subsidiaries, business, capital stock, indebtedness or other securities of any division of the Issuer and its subsidiaries or (ii) any assets, in each case, that have a value in excess of the greater of $25 million and 5% of the Issuer’s consolidated net sales during the four fiscal quarters prior to such action, and (4) incur, assume or guarantee indebtedness if after giving effect to such action the aggregate consolidated indebtedness of the Issuer and its subsidiaries would exceed the greater of $127 million and an amount equal to 3.0 times the Issuer’s consolidated EBITDA during the four fiscal quarters prior to such action.
Pursuant to the Securities Purchase Agreement, the Investors have the right to require the Issuer to purchase all of their shares of Series A Preferred Stock and Notes (i) upon the removal or termination by the Issuer of its chief executive officer (the “CEO”) without the consent of the Investors, (ii) in the event a new CEO or acting CEO who is not acceptable to SLSF is appointed or (iii) in the event no CEO is appointed for 90 days following the departure of the previous CEO (or, 270 days in the event of the appointment of an acting CEO).

CUSIP No.	739308104
Subject to certain exceptions, the Investors agreed in the Securities Purchase Agreement to standstill arrangements pursuant to which the Investors agreed, and agreed to cause their affiliates, not to undertake any of the following without the prior written consent of the Issuer: (1) acquire any beneficial ownership or any securities of the Issuer or authorize or make a tender offer, exchange offer or other proposal to acquire any securities of the Issuer, in each case, if the effect of such acquisition would cause the Investors to exceed the Standstill Limit (as defined below), (2) make or participate in any solicitation of proxies or advise or influence any person with respect to the voting of any stock of the Issuer, (3) authorize, commence, encourage, support or endorse any tender offer or exchange offer, (4) form, join or participate in any group for purposes of voting, acquiring, holding or disposing of any stock of the Issuer, (5) publicly announce, propose or submit a proposal to the Issuer to effect a merger, consolidation or other business combination, an acquisition by any person or group of 50% or more of the total voting power of the Issuer, a sale of all or substantially all of the assets of the Issuer, or a liquidation or dissolution of the Issuer, (6) take any action that would require the Investors to amend this Schedule 13D indicating an intention or plan with respect to any of the foregoing or with respect to any recapitalization or restructuring of the Issuer, (7) act in concert with any other person to publicly effect or seek, offer or propose to effect control of the Issuer that would require the Investors to amend this Schedule 13D or (8) enter into any agreements with any third party concerning any of the foregoing. The “Standstill Limit” is the greater of (i) the product of 10% and the number of outstanding shares of Common Stock on an as-converted basis and (ii) the product of (x) 1% plus (A) the aggregate number of shares of Common Stock beneficially owned by the Investors on an as-converted basis divided by (B) the number of outstanding shares of Common Stock on an as-converted basis multiplied by (y) the number of outstanding shares of Common Stock on an as-converted basis.
Pursuant to the Securities Purchase Agreement, subject to certain exceptions, upon a proposed issuance by the Issuer of new capital stock, the Investors have the right to purchase a pro rata portion of such new capital stock based on the Investors’ percentage ownership of the outstanding shares of Common Stock on an as-converted basis. The Investors are also entitled to certain information rights.
The Issuer agreed in the Securities Purchase Agreement that from Closing until such time that the Investors hold less than 15% of the outstanding shares of Common Stock on an as-converted basis (1) the Issuer will not amend, modify or supplement its Amended and Restated Rights Agreement, dated April 23, 2009 (the “Rights Plan”), with American Stock Transfer & Trust Company, LLC or implement any other shareholder rights plan, in each case, in a manner adverse to the Investors and their affiliates relative to the terms of the Rights Plan in effect as of April 23, 2009, (2) that in certain instances, the Issuer will seek the prior written consent of the Investors with respect to the manner of effecting the Rights Plan in respect of an “Acquiring Person” (as defined in the Rights Plan), and (3) the Issuer will not amend its restated certificate of incorporation in a manner that would adversely affect the ability of the Investor to transfer the Securities and shares of Common Stock issuable upon conversion or exercise of the Securities or to convert and exercise Securities or Junior Preferred Stock (as defined in Item 6).

CUSIP No.	739308104
Except for certain limited transfers to permitted transferees, the Investors agreed in the Securities Purchase Agreement not to transfer their Securities or shares of Common Stock issuable upon conversion or exercise of the Securities until the earliest of (i) the twelve month anniversary of the Closing, (ii) the occurrence of a Fundamental Change (as defined in Item 6) (disregarding clause (5) of the definition thereof), and (iii) the Issuer’s failure to comply, after notice of such failure, for a period of 15 days with any material provisions of the Securities Purchase Agreement, the Indenture (as defined below), the Notes, the Series A Certificate of Designation (as defined below), the Series B Certificate of Designation (as defined in Item 6), the Series C Certificate of Designation (as defined in Item 6), the Warrants, the Registration Rights Agreement (as defined below) or the Transaction Fee Agreement (as defined in Item 6) (collectively, the “Transaction Agreements”). In addition, the Investors agreed not to transfer any Securities or Common Stock issuable upon conversion or exercise of the Securities to any person to the extent that such person, to the Investor’s knowledge, would own more than 7.5% of the outstanding shares of Common Stock on an as-converted basis following such transfer, subject to limited exceptions.
Certificate of Designation: Certain Terms of the Series A Preferred Stock
The Series A Preferred Stock were issued pursuant to the terms of the Certificate of Designation of Series A Convertible Preferred Stock of the Issuer (the “Series A Certificate of Designation”).
The holders of shares of Series A Preferred Stock have the option, at any time and from time-to-time, to convert all or any portion of their Series A Preferred Stock into Common Stock at a rate determined by dividing the original purchase price per share of the Series A Preferred Stock to be so converted by the conversion price then in effect (the “Series A Conversion Price”). The Series A Conversion Price is initially $1.35 and is subject to adjustments upon certain events. During the period commencing two-and-a-half years after the initial issuance of the Series A Preferred Stock, the Issuer has the right to deliver notice to the holders of shares of Series A Preferred Stock requiring conversion of the Series A Preferred Stock into Common Stock if the closing price per share of Common Stock for each of 20 or more trading days during the 30 consecutive trading days ending the trading day prior to the business day on which the notice is delivered is at least 300% of the Series A Conversion Price then in effect. However, no shares of Series A Preferred Stock will be converted into Common Stock to the extent that following such conversion the holder of such shares of Series A Preferred Stock, along with its affiliates, would (i) exceed 19.9% of the voting power of the Issuer (the “Maximum Voting Power”) or (ii) own more than 19.9% of the total shares of Common Stock then outstanding (collectively, the “19.9% Threshold”), except for any conversion in connection with and subject to the completion of (x) a public sale of the Common Stock issued upon such conversion, if following consummation of such public sale, such holder and its affiliates would not own more than 19.9% of the total shares of Common Stock then outstanding or (y) a third party tender offer for the Common Stock issuable thereupon.
The holders of shares of Series A Preferred Stock vote as a single class with holders of Common Stock on an as-converted basis on any matter to come before the stockholders of the Issuer (subject to certain exceptions), provided that in the event that any holder, together with its affiliates, would hold in the aggregate more than the Maximum Voting Power, such holder’s and such holder’s affiliates’ collective voting interest will be capped at 19.9%. In addition, the holders of shares of Series A Preferred Stock vote separately as a class with respect to the following matters: (1) any change to the preferences, rights or privileges of the Series A Preferred Stock or the Series B Preferred Stock in any manner adverse thereto to the holders thereof, (2) any increase or decrease in the authorized amount of shares of Series A Preferred Stock, (3) any issuance of additional shares of Series A Preferred Stock, (4) any authorization, creation or issuance of any equity securities that rank on parity with or senior to the Series A Preferred Stock, (5) any declaration, payment or setting aside for payment of any dividends or distributions on any equity securities that rank junior to or on parity with the Series A Preferred Stock if (i) any accrued dividends on the Series A Preferred Stock have not been paid in full or (ii) after giving effect to such action, the Issuer would not have sufficient funds legally available to redeem all shares of Series A Preferred Stock, or (6) any agreement to do any of the foregoing.

CUSIP No.	739308104
The holders of Series A Preferred Stock are not entitled to vote for the election of directors to the Board other than “Preferred Directors”, and the number of Preferred Directors is equal to the Preferred Director Entitlement. In addition, in the event of certain breaches by the Issuer of the Series A Certificate of Designation, as detailed in the Series A Certificate of Designation, the holders of shares of Series A Preferred Stock will have the right to elect one additional director to the Board.
Indenture and the Notes
The Notes were issued pursuant to an Indenture (the “Indenture”), dated as of May 8, 2009, between the Issuer and The Bank of New York Mellon Trust Company, N.A., as trustee.
The holders of the Notes may at their option, at any time and from time-to-time, convert all or any portion of their Notes into shares of Common Stock at the conversion rate then in effect. The conversion rate is initially 740.7407407 shares of Common Stock per $1,000 principal amount of Notes and is subject to adjustments upon certain events. However, no Notes will be converted to Common Stock to the extent that following such conversion the holder of such Notes, along with its affiliates, would exceed the 19.9% Threshold, except for any conversion in connection with and subject to the completion of (x) a public sale of the Common Stock issued upon such conversion, if following consummation of such public sale, such holder and its affiliates would not own more than 19.9% of the total shares of Common Stock then outstanding or (y) a third party tender offer for the Common Stock issuable thereupon.
Warrant
As described above, pursuant to the Securities Purchase Agreement, the Issuer issued to the Investors Warrants exercisable for the purchase of up to an aggregate of 8,700,000 shares of Common Stock at an initial exercise price of $1.33 per share. The Warrants are exercisable until May 8, 2016 at the option of the holders thereof at any time after the earlier of (i) August 8, 2010 and (ii) the occurrence of a Fundamental Change (disregarding clause (5) of the definition thereof). All Warrant exercises will be by net share settlement. However, no Warrants will be exercisable for shares of Common Stock to the extent that the holder of such Warrants to be exercised, along with its affiliates, would following such exercise exceed the 19.9% Threshold, except for any exercise in connection with and subject to the completion of (x) a public sale of the Common Stock issued upon such exercise, if following consummation of such public sale, such holder and its affiliates would not own more than 19.9% of the total shares of Common Stock then outstanding or (y) a third party tender offer for the Common Stock issuable thereupon.

CUSIP No.	739308104
The initial exercise price per share of $1.33 and the number of shares of Common Stock issuable upon the exercise of the Warrants are subject to customary anti-dilution adjustments.
Registration Rights
In connection with the Closing, the Issuer entered into a registration rights agreement, dated as of May 8, 2009, with the Investors (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Investors have certain demand, including pursuant to a shelf registration, and piggyback registration rights to cause the Issuer to register under the Securities Act of 1933, as amended (the “Securities Act”), the sale of (i) the Notes, Series A Preferred Stock and Junior Preferred Stock (as defined in Item 6), (ii) Common Stock into which the shares of Series A Preferred Stock, the Junior Preferred Stock or the Notes are convertible, (iii) Common Stock issuable upon exercise of the Warrants, (iv) Common Stock acquired by the Investors pursuant to the exercise of their preemptive rights under the Securities Purchase Agreement, (v) in certain circumstances, Common Stock sold through short sales, hedging transactions or derivative transactions and (vi) any Common Stock or other securities which may be issued, converted, exchanged or distributed in respect thereof, or in substitution therefore, in connection with any stock split, dividend or combination, or any recapitalization, reclassification, merger, consolidation, exchange or other similar reorganization.
The description of the terms and conditions of the Securities Purchase Agreement, the Indenture, the Series A Certificate of Designation, the Warrant issued to SLSF, the Warrant issued to SLTI and the Registration Rights Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement attached hereto as Exhibit 2, the Indenture attached hereto as Exhibit 3, the Series A Certificate of Designation attached hereto as Exhibit 4, the Warrant issued to SLSF attached hereto as Exhibit 7, the Warrant issued to SLTI attached hereto as Exhibit 8 and the Registration Rights Agreement attached hereto as Exhibit 9, each of which is incorporated by reference.
The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Subject to the agreements described above, the Reporting Persons may decide to convert or exercise the Securities, sell Securities or the Common Stock issuable upon conversion or exercise thereof, and/or otherwise increase or decrease their investment in the Issuer depending on, among other things, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.
Other than described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described above, the Reporting Persons reserve the right to develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and the directors designated by SLSF may have influence over the corporate activities of the Issuer, including activities that may relate to the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	739308104
Item 5 Interest in Securities of the Issuer.
(a), (b) The following disclosure assumes that there are 87,942,177 shares of Common Stock outstanding as of March 29, 2009, which figure is based on the Issuer’s Current Report on Form 8-K filed on April 23, 2009.
Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), SLSF may be deemed to beneficially own 44,081,481 shares of Common Stock, which are subject to issuance upon conversion of the Series A Preferred Stock and the Note acquired; however, due to the 19.9% Threshold, SLSF may only convert Series A Preferred Stock or the Note so as to acquire voting power with respect to a maximum of 21,848,306 shares of Common Stock. The number of shares of Common Stock beneficially owned by SLSF does not include shares of Common Stock that may be issuable upon exercise of its Warrant (as described in Item 4) because the Warrants are not exercisable until August 8, 2010. The 44,081,481 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the Note would, as of March 29, 2009, constitute approximately 33.3% of the Common Stock outstanding upon such conversion.
Pursuant to Rule 13d-3 under the Exchange Act, SLTI may be deemed to beneficially own 362,962 shares of Common Stock, which are subject to issuance upon conversion of the Series A Preferred Stock and the Note acquired; however, since the Warrants are not exercisable until August 8, 2010, the number of shares of Common Stock beneficially owned by SLTI does not include shares of Common Stock that may be issuable upon exercise of its Warrant (as described in Item 4). The 362,962 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the Note would, as of March 29, 2009, constitute approximately 0.3% of the Common Stock outstanding upon such conversion.
SLT LP, as the general partner of SLSF and SLTI, may be deemed to be the beneficial owner of the shares of Common Stock deemed to be beneficially owned by SLSF and SLTI, which would, as of March 29, 2009, constitute approximately 33.6% of the Common Stock outstanding upon conversion of the Series A Preferred Stock and the Notes; however, due to the 19.9% Threshold, SLT LP may only acquire voting power with respect to a maximum of 21,848,306 shares of Common Stock upon conversion of the Series A Preferred Stock and the Notes. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that SLT LP is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of SLT LP’s pecuniary interest.
SLTA, as the general partner of SLT LP, may be deemed to be the beneficial owner of the shares of Common Stock deemed to be beneficially owned by SLT LP, which would, as of March 29, 2009, constitute approximately 33.6% of the Common Stock outstanding upon conversion of the Series A Preferred Stock and the Notes; however, due to the 19.9% Threshold, SLTA may only acquire voting power with respect to a maximum of 21,848,306 shares of Common Stock upon conversion of the Series A Preferred Stock and the Notes. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that SLTA is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of SLTA’s pecuniary interest.

CUSIP No.	739308104
(c) Except as set forth in Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 of this Schedule 13D has engaged in any transaction during the past 60 days in any shares of Common Stock.
(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.
(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth or incorporated by reference in Item 4 is hereby incorporated herein by reference.
Certificate of Designation: Additional Terms of the Series A Preferred Stock
Pursuant to the terms of the Series A Certificate of Designation, the shares of Series A Preferred Stock purchased by the Investors from the Issuer have an initial aggregate liquidation preference equal to the greater of (i) $1,000 per share, plus all accrued and unpaid dividends (as adjusted for subsequent stock splits, combinations and similar events, the “Regular Liquidation Preference”) and (ii) an amount equal to the amount the holders of the Series A Preferred Stock would have received upon liquidation had such holders converted their shares of Series A Preferred Stock into shares of Common Stock immediately prior thereto, plus all accrued and unpaid dividends.
At any time after the five-year anniversary of issuance of the Series A Preferred Stock, the Issuer has the right to redeem any or all of the outstanding Series A Preferred for 100% of the Regular Liquidation Preference (the “Redemption Price”). In addition, for a period of 30 days following the five-year anniversary of issuance of the Series A Preferred Stock, and each successive anniversary thereafter, the holders of shares of Series A Preferred Stock have the right to require the Issuer to redeem all or any portion of their shares of Series A Preferred Stock (such shares to be redeemed, the “Redemption Shares”) for the Redemption Price; provided that the holders are only permitted to exercise this redemption right if the Fair Market Value (determined in the manner set forth in the Series A Certificate of Designation) of the Redemption Shares is equal to or less than 110% of the Redemption Price.

CUSIP No.	739308104
Also, in the event of a Fundamental Change, the holders of shares of Series A Preferred Stock have a right to require the Issuer to redeem their shares of Series A Preferred Stock for 101% of the Regular Liquidation Preference, plus in the case of a Fundamental Change of the type described in clauses (1)—(4) of the definition of a Fundamental Change, a “make whole” premium. A “Fundamental Change” includes: (1) an acquisition of 50% of the common stock by a third party or group; (2) the merger or consolidation of the Issuer, or the sale or disposition of all or substantially all of its assets and property, unless, post-transaction the Issuer’s shareholders own a majority of the total voting power in the surviving entity in the same proportion as pre-transaction; (3) if the majority of the Board are not current directors or successors approved by a majority of the current directors; (4) the Issuer’s stockholders or Board adopts a plan for the liquidation or dissolution of the Issuer; or (5) the delisting of the Common Stock (other than a delisting due to the Securities Purchase Agreement and its respective transactions).
If at any time the Issuer delivers a notice to the holders of shares of Series A Preferred Stock requiring redemption or conversion, and if such holder is precluded from converting any such shares of Series A Preferred Stock into Common Stock (such shares, the “Preferred Conversion Stock”) due to the 19.9% Threshold or because any waiting period has not lapsed, or approval has not been obtained, under applicable antitrust law, then each share of Preferred Conversion Stock will be converted into a share of Series B Junior Participating Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Series B Preferred Stock”), the terms of which shall be governed by its certificate of designation (the “Series B Certificate of Designation”). In addition, upon conversion of shares of Series A Preferred Stock, the Issuer may at its option, under certain circumstances, deliver cash in lieu of a portion of the shares of Common Stock or Series B Preferred Stock, as applicable, that would otherwise be deliverable.
The Series A Preferred Stock has cumulative dividends that accrue and compound quarterly in an amount equal to the greater of (i) 10% per annum and (ii) the amount any dividends that would have been payable on the Common Stock issuable upon conversion of the Series A Preferred Stock (without giving effect to any limitations on conversion). In addition, in the event of certain breaches by the Issuer of the Series A Certificate of Designation, as detailed in the Series A Certificate of Designation, additional dividends with respect to the Series A Preferred Stock will accrue and cumulate at a rate equal to 2.0% per annum, and will increase by 1.0% on every six month anniversary of such breach, up to a maximum of 16% per annum.
The Series A Preferred Stock ranks senior to the Common Stock and the Junior Participating Preferred Stock, par value $0.001 per share, of the Issuer with respect to liquidation payments and dividends.
Indenture and the Notes
The Notes mature on May 8, 2019, and bear interest at 6% per annum during the first year following the issuance of the Notes, at 8% per annum between the one-year and two-year anniversary of the issuance of the Notes, and at 10% per annum thereafter. Interest on the Notes is payable in cash semiannually in arrears. The Notes are senior obligations of the Issuer and are senior to or at parity with the Issuer’s existing and future debt.

CUSIP No.	739308104
On the five-year anniversary of issuance of the Notes, and each successive anniversary thereafter, the holders of the Notes have the right to require the Issuer to redeem all or any portion of their Notes for 100% of the principal amount of the Notes plus accrued and unpaid interest (the “Notes Redemption Price”); provided that the holders are only permitted to exercise this redemption right if the Fair Market Value (determined in the manner set forth in the Indenture) of the Notes to be redeemed is equal to or less than 110% of the Notes Redemption Price. In the event of a Fundamental Change, the holders of the Notes have a right to require the Issuer to redeem their Notes for the Notes Redemption Price, plus in the case of a Fundamental Change of the type described in clauses (1)—(4) of the definition of a Fundamental Change, a “make whole” premium.
During the period commencing two-and-a-half years after the initial issuance of the Notes until the five year anniversary of the issuance of the Notes, the Issuer has the right to redeem all or any part of the outstanding Notes for the Notes Redemption Price if the closing price per share of Common Stock for each of 20 or more trading days during the 30 consecutive trading days ending the trading day prior to the business day on which the notice of such redemption is delivered is at least 300% of the conversion price then in effect. In addition, at any time after the five-year anniversary of issuance of the Notes, the Issuer has the right to redeem any or all of the outstanding Notes for the Notes Redemption Price.
If at any time the Issuer delivers a notice to the holders of the Notes requiring redemption of such Notes, such holder may convert such Notes into shares of Series C Junior Participating Convertible Preferred Stock, par value $0.001 per share, of the Issuer (together with Series B Preferred Stock, “Junior Preferred Stock”), the terms of which shall be governed by its certificate of designation (the “Series C Certificate of Designation”), with a liquidation preference equal to the principal amount of such Notes.
Securities Purchase Agreement and Transaction Fee Agreement
Pursuant to the Securities Purchase Agreement, the Issuer agreed to reimburse the Investors and their affiliates for certain expenses incurred by them, up to $1,000,000, in connection with the Investors’ due diligence review of the Issuer and its subsidiaries, the structuring of the transactions contemplated by the Transaction Agreements, the negotiation, execution and delivery of the Transaction Agreements, and the closing of the transactions contemplated by the Securities Purchase Agreement. In addition, the Issuer entered into a transaction fee agreement, dated May 8, 2009 (the “Transaction Fee Agreement”), with Silver Lake Management Company Sumeru, L.L.C., an affiliate of the Investors (“SLMCS”), pursuant to which at the Closing, the Issuer paid SLMCS a $1,000,000 transaction fee. Under the terms of the Transaction Fee Agreement, the Issuer further agreed to pay or reimburse SLMCS and its affiliates, up to $50,000 per annum, for out-of-pocket expenses incurred by them in connection with ownership or subsequent sale or transfer of the securities of the Issuer.
Subject to certain exceptions, the Issuer agreed to indemnify SLMCS, its affiliates and their partners, managers, employees, agents and representatives from liabilities that may arise out of the transactions contemplated by the Securities Purchase Agreement or such party’s actual, alleged or deemed control or ability to influence the Issuer or any of its subsidiaries. In addition, the Issuer renounced any interest or expectancy in any corporate opportunity from SLMCS and its affiliates, and agreed that such persons have no duty to communicate or present any corporate opportunities to the Issuer or any of its affiliates.

CUSIP No.	739308104
The description of the terms and conditions of the Securities Purchase Agreement, the Indenture, the Series A Certificate of Designation, the Series B Certificate of Designation, the Series C Certificate of Designation and the Transaction Fee Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement attached hereto as Exhibit 2, the Indenture attached hereto as Exhibit 3, the Series A Certificate of Designation attached hereto as Exhibit 4, the Series B Certificate of Designation attached hereto as Exhibit 5, the Series C Certificate of Designation attached hereto as Exhibit 6 and the Transaction Fee Agreement attached hereto as Exhibit 10, each of which is incorporated by reference.
Except as set forth in Item 4 hereof, which is incorporated herein by reference, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the other persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7 Material to be Filed as Exhibits
1.	Joint Filing Agreement, dated May 15, 2009, among each of the Reporting Persons (filed herewith).

2.	Securities Purchase Agreement, dated April 23, 2009, by and among Power-One, Inc., Silver Lake Sumeru Fund, L.P. and Silver Lake Technology Investors Sumeru, L.P. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Power-One, Inc. on April 28, 2009).

3.	Indenture, dated as of May 8, 2009, by and between Power-One, Inc. and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.3 of the Current Report on Form 8-K filed by Power-One, Inc. on May 8, 2009).

4.	Certificate of Designation of Series A Convertible Preferred Stock of Power-One, Inc., dated May 8, 2009 (incorporated by reference to Exhibit 4.5 of the Current Report on Form 8-K filed by Power-One, Inc. on May 8, 2009).

5.	Certificate of Designation of Series B Junior Participating Convertible Preferred Stock of Power-One, Inc., dated May 8, 2009 (incorporated by reference to Exhibit 4.6 of the Current Report on Form 8-K filed by Power-One, Inc. on May 8, 2009).

6.	Certificate of Designation of Series C Junior Participating Convertible Preferred Stock of Power-One, Inc., dated May 8, 2009 (incorporated by reference to Exhibit 4.7 of the Current Report on Form 8-K filed by Power-One, Inc. on May 8, 2009).

7.	Warrant for the Purchase of Shares of Common Stock of Power-One, Inc., dated May 8, 2009, between Power-One, Inc. and Silver Lake Sumeru Fund, L.P. (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Power-One, Inc. on May 8, 2009).

CUSIP No.	739308104
8.	Warrant for the Purchase of Shares of Common Stock of Power-One, Inc., dated May 8, 2009, between Power-One, Inc. and Silver Lake Technology Investors Sumeru, L.P. (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Power-One, Inc. on May 8, 2009).

9.	Registration Rights Agreement, dated as of May 8, 2009, by and among Power-One, Inc., Silver Lake Sumeru Fund, L.P. and Silver Lake Technology Investors Sumeru, L.P. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Power-One, Inc. on May 8, 2009).

10.	Transaction Fee Agreement, dated May 8, 2009, by and between Silver Lake Management Company Sumeru, L.L.C. and Power-One, Inc. (filed herewith).

CUSIP No.	739308104
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: May 15, 2009

SILVER LAKE SUMERU FUND, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P., its general partner

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Ajay Shah

	Name:	Ajay Shah
	Title:	Managing Member

SILVER LAKE TECHNOLOGY INVESTORS SUMERU, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P., its general partner

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Ajay Shah

	Name:	Ajay Shah
	Title:	Managing Member

CUSIP No.	739308104

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P.

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Ajay Shah

	Name:	Ajay Shah
	Title:	Managing Member

SLTA SUMERU (GP), L.L.C.

By:	/s/ Ajay Shah

	Name:	Ajay Shah
	Title:	Managing Member

CUSIP No.	739308104
EXHIBIT INDEX
1.	Joint Filing Agreement, dated May 15, 2009, among each of the Reporting Persons (filed herewith).

10.	Transaction Fee Agreement, dated May 8, 2009, by and between Silver Lake Management Company Sumeru, L.L.C. and Power-One, Inc. (filed herewith).